Exhibit 18.1

February 27, 2014

Lazard Ltd

30 Rockefeller Center

New York, New York 10112

Dear Sirs/Madams:

We have audited the consolidated financial statements of Lazard Ltd and subsidiaries as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 27, 2014. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in the annual goodwill impairment test date from December 31st to November 1st. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

/s/ Deloitte & Touche LLP

New York, New York